Exhibit 99.2

                                                               Sanofi-Synthelabo


 Investor Relations



                      SANOFI-SYNTHELABO'S OFFER FOR AVENTIS
                 U.S. OFFER EXTENDED TO WEDNESDAY, JUNE 30, 2004

PARIS, FRANCE-- MAY 26, 2004-- Sanofi-Synthelabo (PARIS:SAN, NYSE:SNY) announces that pending the decision of the Autorite des marches financiers (AMF) -- the French stock market regulator -- to set the expiration date of Sanofi-Synthelabo's revised offer for the ordinary shares of Aventis (PARIS:
AVE, FRANKFURT:AVE.ETR, NYSE:AVE), Sanofi-Synthelabo has extended the U.S. offer until 5:00 p.m. (Eastern Daylight Time) on Wednesday June 30, 2004, unless it is extended or withdrawn prior to that time. Holders of Aventis securities eligible to participate in the U.S. offer may tender, or withdraw their tendered, Aventis securities at any time until that time. The U.S. offer had previously been scheduled to expire at 5:00 p.m. on Friday, May 28, 2004.

As previously disclosed, under applicable French law, the AMF will set the expiration date of the French offer after it has granted its visa to the recommendation statement (note d'information en reponse) of Aventis and Aventis has published that recommendation statement. The AMF has the sole authority to fix the expiration date of the French offer or to subsequently extend that expiration date. As soon as the AMF has set the expiration date in the French offer, Sanofi-Synthelabo will issue a press release announcing that expiration date. If the AMF sets a later expiration date in the French offer, Sanofi-Synthelabo will announce that the U.S. offer has been extended until the same time. Subject to applicable law, Sanofi-Synthelabo reserves the right to extend the U.S. offer, if the AMF has not set an expiration date for the French offer by June 30, 2004.

Sanofi-Synthelabo intends that the French offer, the U.S. offer and the German offer will expire at the same time on the expiration date that will be set by the AMF.

                                                                             1/2

As of the close of business on May 25, 2004, a total of approximately 900,000 Aventis ADSs had been tendered in and not withdrawn from the U.S. offer. Because of French centralization procedures, the number of Aventis ordinary shares tendered in and not withdrawn from the offers cannot be known until after the expiration of the offers.


In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus/offer to exchange, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS/OFFER TO EXCHANGE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS (INCLUDING ANY SUPPLEMENT RELATING TO ITS REVISED OFFERS), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange in the coming days.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) of Aventis when it is available.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 (N(degree) 04-0391) at www.amf-france.org or directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.



INVESTOR RELATIONS DEPARTMENT
Phillipe Goupit         Director of Investor Relations
Arnaud Delepine         Investor Relations Europe
Sanjay Gupta            Investor Relations US
Anne d'Halluin-Sulzer   Investor Relations

CONTACTS:
E-mail: investor-relations@sanofi-synthelabo
Europe                          US
Tel: +33 1 53 77 45 45          Tel.: +1 212 551 42 93
Fax: +33 1 53 77 42 96          Fax:  +1 212 551 49 92